Exhibit 99.1

Exhibit 99.1 PRIMA BIOMED LTD Australian Cancer Treatment Company ACN 009 237 889 NOTICE OF 2014 ANNUAL GENERAL MEETING Including Explanatory Notes and Proxy Form To be held on: Friday, 14 November 2014 11.00 am (AEDT) (registration commencing at 10.30 am) At: K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia This is an important document. It should be read in its entirety. If you are in doubt as to the course you should follow, consult your financial or other professional adviser.

Prima BioMed Ltd ACN 009 237 889 NOTICE OF 2014 ANNUAL GENERAL MEETING Notice is hereby given that the 2014 Annual General Meeting of Prima BioMed Ltd ACN 009 237 889 (Company) will be held at K&L Gates, Level 31, 1 O’Connell Street, Sydney, NSW, 2000, Australia on Friday, 14 November 2014 at 11.00am (AEDT), for the purposes of transacting the following business. The Explanatory Notes and Proxy Form accompanying this Notice of 2014 Annual General Meeting are incorporated in and comprise part of this Notice of 2014 Annual General Meeting. BUSINESS 2014 Annual Financial Report To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2014, comprising the Financial Report, the Directors’ Report, and the Audit Report. NON-BINDING RESOLUTION To consider, and if thought fit, to pass, with or without amendment, the following non-binding resolution: Resolution 1: Non-binding resolution to adopt Remuneration Report “That, for the purposes of section 250R(2) of the Corporations Act 2001 (Cth) (Corporations Act) and for all other purposes, the 2014 Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2014 be adopted.” Further Information Further details in respect of Resolution 1 are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting. Voting Exclusion Statement As required by the Corporations Act, the Company will disregard any votes cast on Resolution 1 by or on behalf of: (a) a member of the key management personnel named in the Remuneration Report (KMP); or (b) a closely related party of a member of any KMP, unless the vote is cast as proxy for a person entitled to vote in accordance with a direction on the Proxy Form or by the Chairman pursuant to an express authorisation to exercise the proxy. ORDINARY RESOLUTIONS To consider, and if thought fit, to pass, with or without amendment, the following ordinary resolutions: Resolution 2(a): Re-election of Director – Mr Pete Meyers “That, Pete Meyers, a director of the Company, who was appointed by the Board retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.” Further Information Further details in respect of Resolution 2 are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting.

Resolution 2(b): Re-election of Director – Mr Marc Voigt “That, Marc Voigt, a director of the Company, who was appointed by the Board retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.” Further Information Further details in respect of Resolution 2(b) are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting. Resolution 3: Re-election of Director – Mr Albert Wong “That, Albert Wong, a director of the Company, who retires in accordance with the Company’s Constitution and, being eligible, offers himself for re-election, be re-elected as a director of the Company.” Further Information Further details in respect of Resolution 3 are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting. Resolution 4: Grant of Director Performance Rights to Mr Pete Meyers “That, subject to an affirmative vote in respect of Resolution 2, for the purposes of Listing Rule 10.11 and Part 2E of the Corporations Act and for all other purposes, the Company approves and authorises the issue of 7,720,588 Performance Rights to subscribe for 7,720,588 fully paid ordinary shares in the Company to Mr Pete Meyers and/or his nominee within 1 month after the date of the Annual General Meeting, on the terms and conditions set out in the Explanatory Notes accompanying this notice. The Director Performance Rights are proposed to be issued to Mr Pete Meyers as remuneration for his services as director of the Company in lieu of cash remuneration for Director’s fees. ” Voting Exclusion Statement The Company will disregard any votes cast on Resolution 4 by: a) Mr Peter Meyers; and b) any of his associates. However, the Company need not disregard a vote cast on Resolution 4 if it is cast by: a) a person as proxy for a person who is entitled to vote, if the vote is case in accordance with the directions on the proxy form; or b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides. Resolution 5: Grant of Director Performance Rights to Mr Marc Voigt “That, subject to an affirmative vote in respect of Resolution 3: (i) for the purposes of Listing Rule 10.14 and Part 2E of the Corporations Act and for all other purposes, the Company approves and authorises the issue of 16,323,529 Performance Rights to subscribe for 16,323,529 fully paid ordinary shares in the Company to Mr Marc Voigt and/or his nominee within 1 month after the date of the Annual General Meeting, on the terms and conditions set out in the Explanatory Notes accompanying this notice; and (ii) for the purposes of section 200E of the Corporations Act, approval be given in specified circumstances for the pro-rata vesting of the Performance Rights granted to Mr Voigt in the event of cessation of his employment as described in the Explanatory Memorandum.” Voting Exclusion Statement The Company will disregard any votes cast on Resolution 5 by: a) a director of the Company who is also eligible to participate in the Executive Incentive Plan (‘EIP’); and

b) any associate of that director. However, the Company need not disregard a vote cast on Resolution 5 if it is cast by: c) a person as proxy for a person who is entitled to vote, if the vote is case in accordance with the directions on the proxy form; or d) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides. Resolution 6: Issue of Shares “That, pursuant to and in accordance with Listing Rule 7.1 and for all other purposes, the Company approves the issue of a maximum of 900,000,000 Shares to Board approved sophisticated and professional investors, at an issue price (or total consideration value) equal to or greater than 80% of the average five daily volume weighted average prices (VWAP’s) of the Company’s ordinary shares quoted on ASX immediately prior to the date of issuance of the Shares, as further described in the Explanatory Notes”. Voting Exclusion Statement The Company will disregard any vote cast on Resolution 6 by any person who may participate in the proposed issue and a person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary shares, if the resolution is passed and any associates of those persons. However, the Company need not disregard a vote cast on Resolution 6 if it is cast by: a) a person as proxy for a person who is entitled to vote, if the vote is cast in accordance with the directions on the proxy form; or b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides. Further Information Further details in respect of Resolution 6 are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting. Resolution 7: Ratification of Issue of Securities to Bergen Global Opportunity Fund, LP “That, pursuant to and in accordance with Listing Rule 7.4 and for all other purposes, the Company ratifies the previous issue of securities to Bergen Global Opportunity Fund, LP and/or its nominee(s) under the Share Purchase Agreement and Convertible Security Agreement dated 2nd October 2014, namely 29,592,588 Shares plus the first tranche of Shares to be issued in respect of the prepayment of USD400,000, 19,800,000 Options and the Convertible Security, on the terms and conditions set out in the Explanatory Notes.” Voting Exclusion Statement The Company will disregard any votes cast on Resolution 7 by: a) any person who participated in the issue; and b) an associate of that person. However, the Company need not disregard a vote cast on Resolution 7 if it is cast by: a) a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides. Further Information Further details in respect of Resolution 7 are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting. Resolution 8: Approval of Issue of Shares to Bergen Global Opportunity Fund, LP “That, pursuant to and in accordance with Listing Rule 7.1 and for all other purposes, the Company approves and authorises the issue of further Shares to Bergen Global Opportunity Fund, LP and/or its nominee(s) under the Agreement, on the terms and conditions set out in the Explanatory Notes.” Voting Exclusion Statement The Company will disregard any votes cast on Resolution 8 by: a) any person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of ordinary securities, if the resolution is passed; and b) an associate of that person. However, the Company need not disregard a vote cast on Resolution 8 if it is cast by: c) a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or d) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction of the proxy form to vote as the proxy decides. Further Information Further details in respect of Resolution 8 are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting. SPECIAL RESOLUTIONS To consider, and if thought fit, to pass, with or without amendment, the following special resolution: Resolution 9: Approval of additional capacity to issue shares under ASX Listing Rule 7.1A “That, for the purpose of ASX Listing Rule 7.1A and for all other purposes, the issue of Equity Securities totalling up to 10% of the issued capital of the Company (at the time of the issue) calculated in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 and on the terms and conditions set out in the Explanatory Notes accompanying this Notice be approved.” Further Information Further details in respect of Resolution 9 are set out in the Explanatory Notes accompanying this Notice of 2014 Annual General Meeting. Voting Exclusion Statement The Company will disregard any votes cast on Resolution 9 by: (a) a person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a holder of Shares; and (b) an associate of those persons. However, the Company need not disregard any votes on Resolution 9 if is cast by: (a) a person as proxy for a person who is entitled to vote, if the vote is cast in accordance with the directions on the Proxy Form; or (b) the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides. PROXIES Appointing a proxy Members are entitled to appoint up to two proxies to act generally at the 2014 Annual General Meeting on their behalf, and to vote in accordance with their directions on the Proxy Form. A proxy need not be a member. A personalised Proxy Form is attached to this Notice of 2014 Annual General Meeting. Where two proxies are appointed, each proxy can be appointed to represent a specified proportion or number of the votes of the member. If no number or proportion of votes is specified, each proxy may exercise half of the member’s votes. Neither proxy is entitled to vote on a show of hands if more than one proxy attends the 2014 Annual General Meeting. If you appoint a proxy, the Company encourages you to direct your proxy how to vote on each resolution by marking the appropriate boxes on the Proxy Form. Completed Proxy Forms (together with any authority under which the Proxy Form was signed, or a certified copy of the authority) must be returned by 11.00am (AEDT) on Wednesday, 12 November 2014: by mail to the Boardroom Pty Limited, GPO Box 3993, Sydney, NSW, 2001; personally to Boardroom Pty Limited at Level 7, 207 Kent Street, Sydney, NSW, 2000; or by facsimile to + 61 (0)2 9290 9655 by online: www.votingonline.com.au/primabiomedagm2014 Further instructions are on the reverse of the Proxy Form. Undirected proxies Where permitted, the Chairman of the Meeting will vote undirected proxies in favour of all Resolutions, even though Resolution 1 is connected with the remuneration of the KMP. Accordingly, if you want to vote against or abstain from voting on any of these Resolutions, you should direct your proxy how to vote in respect of that Resolution by completing the vote directions in Step 2 of the Proxy Form. Corporate representatives A corporation which is a member, or which has been appointed a proxy, may appoint an individual to act as a representative to vote at the 2014 Annual General Meeting. The appointment must comply with section 250D of the Corporations Act. The representative should bring to the 2014 Annual General Meeting evidence of his or her appointment unless it has previously been provided to the Share Registry. VOTING EXCLUSION Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the Proxy Form or it is cast by the Chairperson of the Meeting as proxy for a person who is entitled to vote in accordance with a direction on the Proxy Form to vote as the proxy decides. ENTITLEMENT TO ATTEND AND VOTE AT THE 2014 ANNUAL GENERAL MEETING All members may attend the 2014 Annual General Meeting. The Directors have determined that for the purposes of voting at the meeting, Shares will be taken to be held by the persons who are registered as the holders of those Shares as at 7pm (AEDT) on 12 November 2014. Dated: 10 October 2014 By the order of the Board [GRAPHICS APPEARS HERE] Deanne Miller Company Secretary The accompanying Explanatory Notes and Proxy Form including Voting Instructions form part of this Notice of 2014 Annual General Meeting.

Prima BioMed Ltd ACN 009 237 889 EXPLANATORY NOTES TO NOTICE OF 2014 ANNUAL GENERAL MEETING These Explanatory Notes accompany and form part of the Prima BioMed Ltd Notice of 2014 Annual General Meeting to be held on Friday, 14 November 2014 at 11.00am (AEDT). The Notice of 2014 Annual General Meeting should be read together with these Notes. BUSINESS 2014 Annual Financial Report To receive and consider the Annual Financial Report of the Company for the year ended 30 June 2014, comprising the Financial Report, the Directors’ Report, and the Audit Report. At the Meeting, a representative of the Company’s auditors, PriceWaterhouseCoopers, will be available to answer any questions of the members. NON-BINDING RESOLUTION Resolution 1: Non-binding resolution to adopt Remuneration Report 1.1 General Pursuant to section 250R(2) of the Corporations Act, at the Meeting, the Company must propose a resolution that the Remuneration Report be adopted. The vote on this Resolution is advisory only and does not bind either the Directors or the Company. The purpose of Resolution 1 is to lay before the members the Company’s Remuneration Report so that members may ask questions about or make comments on the management of the Company in accordance with the requirements of the Corporations Act, and vote on a non-binding resolution to adopt the Remuneration Report for the year ended 30 June 2014. The Remuneration Report is contained within the 2014 Annual Report. You may access the Annual Report by visiting the Company’s website www.primabiomed.com.au or you may order a hard copy of the Annual Report by phoning +61 (0) 2 9276 1224. 1.2 Voting exclusion statement A voting exclusion statement is included in the Notice accompanying this Explanatory Note. 1.3 Directors’ Recommendation The Board recommends that members vote in favour of Resolution 1. ORDINARY RESOLUTIONS Resolution 2(a): Re-election of Director –Mr Pete Meyers 2(a).1 General In accordance with clause 24.4(a) of the Company’s Constitution, the Board may appoint any person to be a director, either to fill a casual vacancy or as an additional director. Any director appointed by the Board under this clause may hold office only until the next annual general meeting when he or she is then eligible for re-election. This reflects section 201H of the Corporations Act. Mr Pete Meyers was appointed as a Director by the Board on 12 February 2014. He retires as required by clause 24.4(b) of the Company’s Constitution and offers himself for re-election as a Director. Mr. Meyers is currently the Chief Financial Officer of TetraLogic Pharmaceuticals Corporation, where he led the execution of their successful IPO in December 2013. Prior to his role at TetraLogic, Mr. Meyers was an accomplished health care investment banker, holding a positions of increasing responsibility at Dillon, Read & Co., Credit Suisse First Boston LLC and, most recently, as Co-Head of Global Health Care Investment Banking at Deutsche Bank Securities Inc. in New York. Mr. Meyers earned a Bachelor of Science degree in

Finance from Boston College and a Master of Business Administration degree from Columbia Business School. Mr Meyers is currently also the Chairman and President of the Thomas M Brennan Memorial Foundation, Inc. 2(a).2 Directors’ Recommendation The Board recommends that members vote in favour of Resolution 2(a). Resolution 2(b): Re-election of Director – Mr Marc Voigt 2(b).1 General In accordance with clause 24.4(a) of the Company’s Constitution, the Board may appoint any person to be a director, either to fill a casual vacancy or as an additional director. Any director appointed by the Board under this clause may hold office only until the next annual general meeting when he or she is then eligible for re-election. This reflects section 201H of the Corporations Act. Mr Marc Voigt was appointed as a Director by the Board on 9 July 2014. He retires as required by clause 24.4(b) of the Company’s Constitution and offers himself for re-election as a Director. Mr Voigt has more than 16 years of experience in the financial and biotech industry, having joined the Prima team in 2011 as the General Manager, European Operations based in Berlin, Germany. In May 2012, he became Prima’s Chief Business Officer and in November 2012 its Chief Financial Officer, as well as continuing to focus on its European operations. Having started his career at the Allianz Group working in pension insurances and funds, he moved to net. IPO AG, a publicly-listed boutique investment bank in Frankfurt where he was focused on IPOs and venture capital investments. Mr Voigt then worked for a number of years as an investment manager for a midsize venture capital fund based in Berlin, specialising in healthcare. He also gained considerable operational experience while serving in different management roles with Revotar Biopharmaceuticals, Caprotec Bioanalytics and Medical Enzymes AG respectfully, where he handled several successful licensing transactions and financing rounds. 2(b).2 Directors’ Recommendation The Board recommends that members vote in favour of Resolution 2(b). Resolution 3: Re-election of Director – Mr Albert Wong 3.1 General At each annual general meeting of the Company, an election of directors, other than the Managing Director, must be held, in accordance with the Company’s Constitution. No Director (except a Managing Director) may retain office for a period in excess of three years without submitting himself or herself for re-election, and in the event that no Director has held office for three years, the longest serving Director must submit himself or herself for re-election. A Director who retires from office by rotation and is eligible for re-election may offer himself or herself for re-election. For the purpose of ascertaining the number and identity of the Directors to retire by rotation, a Director appointed by the Directors is not taken into account. Mr Wong retires by rotation and offers himself for re-election as a Director. Originally from Hong Kong, Mr Wong has lived in Australia for over 38 years and has been involved in the stockbroking and investment banking industry for 33 years. He was admitted as a Member of the Australian Stock Exchange in 1988 and was the principal of Intersuisse Limited until 1995 when he established the Barton Capital group of companies, including eStar Online, both companies were listed on the Australian Securities Exchange. He was the business partner of former NSW Premier, The Hon. Neville Wran AC QC at Wran Partners from 2004-2011. Until recently, Mr Wong was the Founder and Chairman of Winmar Resources Limited and Deputy Chairman of Kimberley Diamonds Limited. Apart from being Deputy Chairman of Prima BioMed Limited, Mr Wong has been widely involved in philanthropic activities including his directorships on UNSW Foundation, Ian Thorpe’s Fountain for Youth Foundation and Honorary Life Governor and President of the Physics Foundation at The University of Sydney. More recently, he has been invited to join the Board of the Children’s Medical Research Institute. Mr Wong is a Fellow of the Financial Services Institute of Australasia and a Fellow of the Australian Institute of Company Directors.

3.2 Directors’ Recommendation The Board recommends that members vote in favour of Resolution 3. Resolution 4: Grant of Director Performance Rights to Mr Pete Meyers 4.1 General Subject to an affirmative vote in respect of Resolution 2, the Board intends to issue Mr Pete Meyers and/or his nominee 7,720,588 Performance Rights to subscribe for 7,720,588 fully paid ordinary shares in the Company on the terms and conditions set out in Annexure A to these Explanatory Notes. The Director Performance Rights are proposed to be issued to Mr Pete Meyers as remuneration for his services as director of the Company and in lieu of cash remuneration for Director’s fees. Related Party Transactions Generally Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party unless either: a) the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or b) prior member approval is obtained to the giving of the financial benefit. The grant of the Director Performance Rights to Mr Pete Meyers constitutes a “financial benefit” as defined in the Corporations Act (section 229). Section 211 of the Corporations Act provides an exception to Chapter 2E, if the financial benefit is remuneration to a director of a public company and the remuneration is reasonable given the circumstances of the public company and the director. The Director Performance Rights are being granted to Mr Pete Meyers for the sole purpose of remunerating him for his services as director of the Company, and are not being provided in addition to any cash remuneration (noting however that this does not include cash reimbursements when expenses are incurred under clause 21.8 of the Company’s Constitution). The grant of Director Performance Rights is reasonable to Mr Pete Meyers as the value of the Director Performance Rights will be moderated in accordance with the terms set out in Annexure A. The grant of Director Performance Rights is similarly reasonable to the Company, as the Director Performance Rights will allow for the preservation of cash reserves, and will not substantially dilute the remaining members’ shareholdings. The directors have therefore formed the view that Resolution 4 is not subject to Chapter 2E of the Corporations Act, as the Director Performance Rights fall under the exception provided for in section 211 of the Corporations Act. Listing Rule 10.11 Listing Rule 10.11 requires a listed company to obtain member approval by ordinary resolution prior to the issue of securities (including the grant of options) to a related party of the Company. Mr Pete Meyers is a related party of the Company by virtue of being a director. Accordingly, approval for the grant of the Director Performance Rights to Mr Pete Meyers is required pursuant to Listing Rule 10.11. If approval is given under Listing Rule 10.11, separate approval is not required under Listing Rule 7.1. The members should therefore note that if the issue of Director Performance Rights to Mr Pete Meyers is approved under Listing Rule 10.11, the issue will not be included in the 15% calculation for the purposes of Listing Rule 7.1. Listing Rule 10.13 sets out a number of items which must be included in a notice of meeting proposing an approval under Listing Rule 10.1. For the purposes of Listing Rule 10.13, the following information is provided to the members: a) the Director Performance Rights will be offered and, if accepted, granted to Mr Pete Meyers and/or his nominee; b) the maximum number of Director Performance Rights to be issued is 7,720,588; c) the Director Performance Rights will be offered and, if accepted, granted on a date which will be no later than one month after the date of the AGM; d) the Director Performance Rights will be granted for in lieu of the payment of Directors fees; e) no funds will be raised by the grant of the Director Performance Rights; and f) the terms and conditions of the Director Performance Rights are set out in Annexure A to this

Explanatory Memorandum. From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in granting the Director Performance Rights pursuant to Resolution 4. The Director Performance Rights are being granted with the consent of the Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is: a) competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places; b) aligned to the Company’s strategic and business objectives and the creation of member value; and c) acceptable and transparent to members. Resolution 5: Grant of Director Performance Rights to Mr Marc Voigt 5.1 General Subject to an affirmative vote in respect of Resolution 3, the Board intends to issue Mr Marc Voigt and/or his nominee 16,323,529 Performance Rights to subscribe for 16,323,529 fully paid ordinary shares in the Company on the terms and conditions set out in Annexure B to these Explanatory Notes. The Director Performance Rights are proposed to be issued to Mr Marc Voigt for a range of remuneration and incentive purposes, as set out. Related Party Transactions Generally Chapter 2E of the Corporations Act prohibits a public company from giving a financial benefit to a related party unless either: a) the giving of the financial benefit falls within one of the nominated exceptions to the relevant provisions of the Corporations Act; or b) prior member approval is obtained to the giving of the financial benefit. The grant of the Director Performance Rights to Mr Marc Voigt constitutes a “financial benefit” as defined in the Corporations Act (section 229). Section 211 of the Corporations Act provides an exception to Chapter 2E, if the financial benefit is remuneration to a director of a public company and the remuneration is reasonable given the circumstances of the public company and the director. The Director Performance Rights are being granted to Mr Marc Voigt as part of his overall remuneration package. The grant of Director Performance Rights is reasonable to Mr Marc Voigt as the value of the Director Performance Rights will be moderated in accordance with the terms set out in Annexure B. The grant of Director Performance Rights is similarly reasonable to the Company, as the Director Performance Rights will allow for the preservation of cash reserves, and will not substantially dilute the remaining members’ shareholdings. The directors have therefore formed the view that Resolution 5 is not subject to Chapter 2E of the Corporations Act, as the Director Performance Rights fall under the exception provided for in section 211 of the Corporations Act. Listing Rule 10.14 ASX Listing Rule 10.14 states that a listed company must not permit a Director to acquire shares under an employee incentive scheme without Shareholder approval, by ordinary resolution. The purpose of resolution 5 is to have Shareholders approve the proposed grant of Performance Rights to the Company’s Managing Director, Mr Marc Voigt pursuant to the Company’s Executive Incentive Plan (EIP). Performance hurdles will apply to the Performance Rights, as outlined in Annexure B. In addition, the Company seeks Shareholder approval pursuant to section 200E of the Corporations Act for the pro rata vesting of the Performance Rights granted to each of Mr Voigt in the event that Mr Voigt ceases to be employed by the Company in limited circumstances, as specified in the terms of the invitations. These circumstances include redundancy, death or permanent disability.

Under sections 200B of the Corporations Act, a company may only give a person a benefit in connection with their ceasing to hold a managerial or executive office in the company if it is approved by shareholders under section 200E of the Corporations Act or an exemption applies. The term “benefit” may include the pro rata vesting of Performance Rights in the limited circumstances outlined above, where Mr Voigt ceases to be employed by the Company. This pro rata vesting of Mr Voigt’s Performance Rights, in those circumstances, may amount to the giving of a termination benefit requiring Shareholder approval, and as such, approval is sought for these purposes. The number of Performance Rights that may vest on cessation of Mr Voigt’s employment can be calculated by: (Date of Grant – Date of termination) (in days) X No. of Performance Rights held on cessation (Date of Grant – Intended Vesting Date) (in days) The value of the Performance Rights may be affected by: — The market price of Company Shares at the time the employment ceases; — the performance against the performance hurdles at the time the employment ceases; — the part of the service period has elapsed at the time the employment ceases; and — the number of Performance Rights that lapse on cessation of employment

5.2 Disclosure of Director Securities issued under Employee Incentive Scheme ASX Listing Rule 10.15.4 requires disclosure of the names of all persons referred to in Listing Rule 10.14 (which includes directors, associates of directors or persons whose relationship with the Company or a director or associate of the director would require approval from ASX) who received securities under the employee incentive scheme since the last approval, the number of the securities received, and acquisition price for each security. ASX Listiing Rule 10.15.4A requires the names of all persons referred to in rule 10.14 entitled to participate in the scheme. As required to be disclosed by ASX Listing Rule 10.15.4A, the only eligible person referred to in ASX Listing Rule 10.14, who is eligible to receive securities under the Company’s EIP scheme is our Executive Director, Marc Voigt. No eligible person referred to in Listing Rule 10.14 has received securities under the employee incentive scheme since the last approval. 5.3 Long term and short term incentive arrangements and the grant of Performance Rights In accordance with the Company’s policies relating to remuneration Mr Voigt has been reviewed under the Company’s performance review process. The outcome of that review was that the Company should issue Performance Rights, pursuant to the Company’s EIP, to satisfy both short and long term incentives for Mr Voigt. As outlined previously, Shareholder approval must be sought, in accordance with ASX Listing Rule10.14, for the grant of these Performance Rights to Mr Voigt. The remuneration arrangements for Mr Voigt is intended to provide fair and appropriate rewards, comprised of fixed and ‘at risk’ elements, and is designed to attract, retain and motivate Managing Director. The provision of Performance Rights under the EIP comprises a substantial component of their ‘at risk’ remuneration. The Non-executive Directors of the Remuneration Committee have concluded that the remuneration packages for Mr Voigt (including the proposed grants of Performance Rights) is reasonable and appropriate having regard to the circumstances of the Company and Mr Voigt’s duties and responsibilities. 5.4 Maximum number of Performance Rights to be issued to Mr Voigt If Shareholder approval is granted, the maximum number of Performance Rights that may be granted to Mr Voigt is 16,323,529, and based on the 5 day VWAP up to and including 31 July 2014 for Company Shares. Before any performance discounts, the value of these Performance Rights is estimated to be $666,000. 5.5 Price of Performance Rights The Performance Rights will be granted at no cost to Mr Voigt. Once the performance hurdles are met (or waived), the Performance Rights will be exercisable at nil cost. Importantly, no value will be received by Mr Voigt if the Performance Rights lapse prior to the vesting date. 5.6 The date that the Company will grant these equity securities and loans Subject to shareholder approval, it is anticipated that the Performance Rights will be granted to Mr Voigt within 30 days of the AGM, in any case no later than 12 months. Finally, no loan will be provided by the Company in relation to the grant or exercise of the Performance Rights proposed to be issued to Mr Voigt. 5.7 Conditions and Hurdles The vesting conditions for these Performance Rights will depend on Mr Voigt meeting the Service Vesting Condition and the Company meeting the Performance Vesting Conditions (collectively referred to as the vesting conditions). There are two types of grant, as follows:

a. Short Term Incentive – 4,068,627 Performance Rights First vesting date: 1 October 2015 Last exercise date: 30 October 2015 Vesting conditions: Meet specific key performance indicators (KPI) (Specific details are not provided because of their market sensitivity) — 50% - Complete a specific M&A transaction; — 20% - Assure ongoing financial viability of the company, as specified; and — 30% - Other operational KPI. Service condition: Continuous Service up to 1 October 2015 b. Long Term Incentive – 12,254,902 Performance Rights First vesting date: Tranche 1 – 9,191,177 Performance Rights – 2 October 2017 Tranche 2 – 3,063,725 Performance Rights – 1 October 2018 Last exercise date: 30 October 2018 Service condition: Continuous service to the first vesting date. Vesting conditions: See below. Tranche 1 – 9,191,177 Performance Rights (75%) - TSR Outperformance Hurdle Up to 75% of the Performance Rights granted to Mr Voigt will vest if the Company achieves a compound annual growth rate in Total Shareholder Return (TSR) of 20% p.a. over the period from grant date to 30 September 2017. Any Performance Rights which fail to meet Tranche 1 Outperformance Hurdle will not lapse but may still vest (retested) if the Performance Condition for Tranche 2 is met. Tranche 2 – 3,063,725 Performance Rights (25%) - TSR Outperformance Hurdle Up to 25% of the Performance Rights granted to Mr Voigt will vest if the Company achieves a compound annual growth rate in Total Shareholder Return (TSR) of 20% p.a. over the period from grant date to 30 September 2018. Any Performance Rights which fail to meet Tranche 2 Outperformance Hurdle will lapse. From an economic and commercial point of view, the Directors do not consider that there are any material costs or detriments for the Company or benefits foregone by the Company in granting the Director Performance Rights pursuant to Resolution 5. The Director Performance Rights are being granted with the consent of the Remuneration Committee and in accordance with the Company’s remuneration policy and framework, namely that the remuneration is: a) competitive and reasonable, enabling the Company to attract and retain key talent from both the domestic and international market places; b) aligned to the Company’s strategic and business objectives and the creation of member value; and c) acceptable and transparent to members. Resolution 6: Issue of Shares 6.1 General Resolution 6 seeks member approval for the issue of a maximum of 900,000,000 Shares to be issued to Board approved sophisticated and professional investors, at an issue price (or total consideration value) of equal to or greater than 80% of the average five daily volume weighted average prices (VWAP’s) of the Company’s ordinary shares quoted on ASX immediately prior to the date of issuance of the Shares. Listing Rule 7.1 provides that a company can issue new Shares up to 15% of its share capital in any 12 month period without member approval (15% Placement Capacity). As the new Shares proposed to be issued under Resolution 6 exceed the Company’s 15% Placement Capacity, the Company is seeking member approval to issue the new Shares. The Company has recently announced the execution of an investment agreement with Bergen Global Opportunity Fund, LP (Bergen) – see further details below in this explanatory memorandum. The Board proposes to seek additional funding by way of placement(s) to other Board approved sophisticated and

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professional investors (i.e. independent of Bergen) in order to reduce the Company’s reliance on the funding from Bergen and to provide the Company with the flexibility to raise capital on the best terms available to it, given prevailing market conditions. Listing Rule 7.3 sets out a number of items which must be included in a notice of meeting proposing an approval under Listing Rule 7.1. For the purposes of Listing Rule 7.3, the following information is provided to the members: a) the maximum number of Shares to be issued by the Company is an equivalent of 900,000,000 ordinary shares b) the Company will issue the Shares no later than three months after the date of the Annual General Meeting; c) the Shares will be issued at a price (or total consideration value) equal to or greater than 80% of the average five daily volume weighted average prices (VWAP’s) of the Company’s ordinary Shares quoted on ASX immediately prior to the date of issuance of the ordinary Shares; d) the Shares will be issued to Board approved sophisticated investors and professional investors, none of whom will be related parties of the Company (or Immutep); e) the Shares will be fully paid ordinary Shares in the capital of the Company and rank equally in all respects with the existing Shares on issue; and f) the purpose of the issue is to fund the Company’s proposed acquisition of Immutep, working capital needs and reduce the Company’s reliance on the funding from Bergen; and g) the Shares will be issued on receipt of funds from any Board approved sophisticated or professional investor and in any event, no later than three months after the date of the Annual General Meeting. 6.2 Directors’ Recommendation The Board recommends that members vote in favour of Resolution 6. Resolution 7: Ratification of Issue of Securities to Bergen Global Opportunity Fund, LP 7.1 General Resolution 7 seeks member ratification of the issue of the securities listed below to Bergen pursuant to the Share Purchase and Convertible Security Agreement entered into between the Company and Bergen dated 2nd October 2014 (Agreement), in accordance with Listing Rule 7.4. The key terms of the Agreement and the Company’s reasons for entering into the Agreement are set out in the Company’s announcement to the ASX dated 2nd October 2014. Under the Agreement, the Company received USD2,900,000 in funds upon execution of the Agreement in the form of a USD2,500,000 convertible security (Convertible Security) and USD400,000 as the first Share tranche prepayment. Under the Agreement, the Company has granted Bergen 19,800,000 Options, issued 17,800,000 Shares to Bergen to secure it obligations under the Agreement (Collateral Shares) and paid a commencement fee of USD349,330, satisfied through the issue of 11,792,588 Shares (Commencement Fee Shares), in connection with the entry into the facility under the Agreement. The first tranche of Shares to be issued under the Agreement in respect of the USD400,000 prepayment is expected to be issued between the date of this Notice of 2014 Annual General Meeting and the date of the Annual General Meeting. Listing Rule 7.4 Listing Rule 7.1 prohibits (subject to certain exceptions) a listed company from issuing, or agreeing to issue, equity securities that exceed 15% of the total number of ordinary securities on issue in any 12 month period, unless approval is obtained from the holders of the company’s ordinary securities. Listing Rule 7.4 provides that the approval of holders of the company’s ordinary shares may be obtained after the issue of equity securities. The effect of such ratification is to restore the company’s discretionary power to issue further securities up to its 15% Placement Capacity referred to in section 6.1 above. Listing Rule 7.5 sets out a number of items which must be included in a notice of meeting proposing subsequent approval of any issue of securities under Listing Rule 7.4. For the purposes of Listing Rule 7.5, the following information is provided to the members: a) the number of securities issued by the Company:

a. (Shares) 17,800,000 Collateral Shares and 11,792,588 Commencement Fee Shares on 2nd October 2014 plus the first tranche of Shares in the amount of USD400,000 to be issued under the Agreement between the date of this Notice of 2014 Annual General Meeting and the date of the Annual General Meeting. The number of Shares to be issued will be determined by dividing the Australian dollar equivalent of USD400,000 by the purchase price (see paragraph (b)a.(iii) below). However, it is not possible to determine the exact (or an exact maximum) number of Shares that may be issued prior to the date of the Meeting as this will depend on the purchase price and the Australian dollar equivalent amount of USD400,000, which are yet to be determined as at the date of this Notice of 2014 Annual General Meeting. The Australia dollar equivalent amount will be determined by dividing USD400,000 by the average of the single daily (New York Time) AUD – USD spot bid exchange rate as reported by Bloomberg L.P. or another internationally recognised reporting service for the 5 days prior to date of issuance of the Shares; and b. (Options) 19,800,000 Options on 2nd October 2014 c. (Convertible Security) One Convertible Security on 2nd October 2014 b) the price at which the securities were issued: a. (Shares) the: i. Commencement Fee Shares were issued at $0.034 per Share and reflects a fee equivalent to USD349,330 payable by the Company to Bergen as consideration for the establishment of the facility pursuant to the Agreement; ii. issue price for the Shares issued as Collateral Shares was nil; iii. remaining Shares were issued at a price equal to 92.5% of the average of five daily VWAPs of the Company’s Shares quoted on ASX (chosen by Bergen) during the 20 trading days immediately prior to the date of issuance of the Shares, unless Bergen elects to utilise the Price B option (which may be utilised for one tranche of shares only) in which case it will be equal to 140% of the average of the daily VWAPs per Share for the 20 trading days immediately prior to the date of issuance of the Shares; b. (Options) the Options were issued for nil consideration; c. (Convertible Security) the Convertible Security was issued for and with a face value of USD2,500,000; c) the terms of the securities: a. (Shares) the Shares are fully paid ordinary shares in the capital of the Company and rank equally in all respects with the existing Shares on issue; b. (Options) The Options are exercisable at an exercise price of A$0.05475 each and have an expiry date of 3 October 2017. Further details of the terms of the Options are set out in Annexure C; c. (Convertible Security) See Annexure D for a summary of the key terms; d) the names of the person to whom the entity issued the securities: a. (Shares) the Shares were issued to Bergen; b. (Options) the Options were issued to Bergen; c. (Convertible Security) the Convertible Security was issued to Bergen; and e) the use or intended use of the funds raised: a. (Shares) the: i. Commencement Fee Shares were issued as consideration for the establishment of the facility pursuant to the Agreement. Accordingly no funds were raised from the issue of the Commencement Fee Shares; ii. The Collateral Shares were issued to secure the Company’s obligations under the Agreement. Accordingly, no funds were raised from the issue of these Shares; iii. the funds raised as a result of the issue of the Shares other than the Commencement Fee Shares and Collateral Shares have or will be used to fund the Company’s proposed acquisition of Immutep, and for working capital needs;

b. (Options) as noted above the Options were issued for nil consideration. Accordingly, no funds were raised from the issue of the Options; c. (Convertible Security) the funds raised as a result of the issue of the Convertible Security have or will be used to fund the Company’s proposed acquisition of Immutep, and for working capital needs. 7.2 Directors’ Recommendation The Board recommends that members vote in favour of Resolution 7. Resolution 8: Approval of Issue of Shares to Bergen Global Opportunity Fund, LP 8.1 General Over a period of 24 months from the date of the Agreement, USD700,000 of Shares, which may be reduced to a minimum of USD360,000 of Shares in certain circumstances, and may be increased to USD1,500,000 by mutual consent, will be purchased by Bergen from the Company, on an approximately monthly basis, subject to compliance with the terms of the Agreement. Resolution 8 seeks member approval for the issue of Shares to Bergen, which will be purchased in tranches by Bergen on an approximately monthly basis over a period of three months from the date of the Meeting in accordance with the Agreement, in accordance with Listing Rule 7.1. The key terms of the Agreement and the Company’s reasons for entering into the Agreement are set out in the Company’s announcement to the ASX dated 2nd October 2014. Listing Rule 7.1 Listing Rule 7.1 requires a company to obtain shareholder approval in order to issue equity securities representing more than 15% of the fully paid ordinary securities on issue (unless one of the exceptions in ASX Listing Rule 7.2 applies). The Company’s proposed issue of the Shares that are the subject of Resolution 8 falls within this requirement as none of the exceptions apply. The Company is seeking member approval to issue the new Shares so that they are excluded for the purposes of calculating the Company’s 15% Placement Capacity. Listing Rule 7.3 sets out a number of items which must be included in a notice of meeting proposing an approval under Listing Rule 7.1. For the purposes of Listing Rule 7.1, the following information is provided to the members: a) it is not possible to determine the maximum number of Shares that may be issued prior to the date of the Meeting as this will depend on the purchase price (see paragraph (c) below) and the Australian dollar equivalent amount of the number of Shares to be issued will be determined by dividing the Australian dollar equivalent amount of the relevant tranche amount (USD700,000 per month, unless (1) reduced in accordance with the Agreement to an amount of no less than USD360,000 or (2) up to USD1,500,000 with the mutual consent of the parties), by the purchase price (summarised in paragraph (c) below) notified by Bergen; b) the Company will issue the Shares no later than three months after the date of the Annual General Meeting; c) the Shares will be issued at a price equal to 92.5% of the average of five daily VWAPs of the Company’s Shares quoted on ASX (chosen by Bergen) during the 20 trading days immediately prior to the date of issuance of the Shares, unless Bergen elects to utilise the Price B option (which may be utilised for one tranche of shares only) in which case it will be equal to 140% of the average of the daily VWAPs per Share for the 20 trading days immediately prior to the date of issuance of the Shares; d) the Shares will be issued to Bergen; e) the Shares will be fully paid ordinary shares in the capital of the Company and rank equally in all respects with the existing Shares on issue; f) the purpose of the issue is to fund the Company’s proposed acquisition of Immutep, and working capital needs; and

g) the issue of the Shares will occur progressively. SPECIAL RESOLUTION Resolution 9: Approval for additional capacity to issue shares under ASX Listing Rule 7.1A 9.1 General Under ASX Listing Rule 7.1A, an eligible listed entity may obtain member approval by way of special resolution to issue an additional 10% of its issued capital by way of placements over a 12 month period after the date of the annual general meeting (10% Placement Facility). This is in addition to the normal 15% that may be issued without member approval under ASX Listing Rule 7.1. An eligible entity for the purposes of ASX Listing Rule 7.1A is an entity that is not included in the S&P/ASX 300 Index and has a market capitalisation of $300 million or less. As at the date of this Notice, the Company is an eligible entity. The Equity Securities that the 10% Placement Facility can cover are existing quoted securities, namely the Shares. If members approve Resolution 9, the exact number of Shares that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated as at the date of issue of the Shares in accordance with the formula contained in ASX Listing Rule 7.1A.2. Resolution 9 is a special resolution and accordingly requires approval of 75% of the votes cast by members present and eligible to vote. 9.2 Description of ASX Listing Rule 7.1A (a) Member approval The ability to issue Equity Securities under the 10% Placement Facility is subject to member approval by way of a special resolution at an annual general meeting. (b) Equity Securities Any Equity Securities issued under the 10% Placement Facility must be in the same class as an existing quoted class of Equity Securities of the Company. (c) Formula for calculating 10% Placement Facility ASX Listing Rule 7.1A.2 provides that eligible entities which have obtained member approval at an annual general meeting may issue or agree to issue, during the 12 month period after the date of the annual general meeting, a number of Equity Securities calculated in accordance with the following formula: (A x D) – E A is the number of shares on issue 12 months before the date of issue or agreement: (A) plus the number of fully paid ordinary shares issued in the 12 months under an exception in ASX Listing Rule 7.2; (B) plus the number of partly paid ordinary shares that became fully paid in the 12 months; (C) plus the number of fully paid ordinary shares issued in the 12 months with approval of holders of shares under ASX Listing Rules 7.1 and 7.4. This does not include an issue of fully paid shares under the entity’s 15% placement capacity without member approval; (D) less the number of fully paid ordinary shares cancelled in the 12 months. D is 10%

E is the number of Equity Securities issued or agreed to be issued under ASX Listing Rule 7.1A.2 in the 12 months before the date of the issue or agreement to issue that are not issued with the approval of members under ASX Listing Rules 7.1 or 7.4. (d) ASX Listing Rule 7.1 and ASX Listing Rule 7.1A The ability of an entity to issue Equity Securities under ASX Listing Rule 7.1A is in addition to the entity’s 15% placement capacity under ASX Listing Rule 7.1. At the date of this Notice, the Company has on issue 1,258,301,929 Shares and therefore has a capacity to issue: (i) 188,745,289 Equity Securities under ASX Listing Rule 7.1; and (ii) 125,830,193 Equity Securities under ASX Listing Rule 7.1A. The actual number of Equity Securities that the Company will have capacity to issue under ASX Listing Rule 7.1A will be calculated at the date of issue of the Equity Securities in accordance with the formula prescribed in ASX Listing Rule 7.1A.2 (refer paragraph (c) above). (e) Minimum Issue Price The issue price of Equity Securities issued under ASX Listing Rule 7.1A must be not less than 75% of the VWAP of Equity Securities in the same class calculated over the 15 trading days immediately before: (i) the date on which the price at which the Equity Securities are to be issued is agreed; or (ii) if the Equity Securities are not issued within five trading days of the date in paragraph (i) above, the date on which the Equity Securities are issued. (f) 10% Placement Period Member approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the annual general meeting at which the approval is obtained and expires on the earlier to occur of: (i) the date that is 12 months after the date of the annual general meeting at which the approval is obtained; or (ii) the date of the approval by members of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking), or such longer period if allowed by ASX (10% Placement Period). 9.3 Technical Information required by ASX Listing Rule 7.3A For the purposes of ASX Listing Rule 7.3A, the following information is provided in relation to Resolution 9: (a) ASX Listing Rule 7.3A.1: Minimum Price In accordance with ASX Listing Rule 7.1A, the Company may only issue Equity Securities under the 10% Placement Facility at a price that is not less than 75% of the VWAP of the Equity Securities calculated over the 15 trading days on which trades in its Equity Securities were recorded immediately before: (i) the date on which the issue price of the Equity Securities is agreed; or (ii) the issue date (if the Equity Securities are not issued within five trading days of the date on which the issue price is agreed). (b) ASX Listing Rule 7.3A.2: Risk of economic and voting dilution If Resolution 9 is approved by the members and the Company issues Equity Securities under the 10% Placement Facility, there is a risk of economic and voting dilution to existing members. Further, as the market price of the Equity Securities may be significantly lower on the issue date than the date of the Meeting, and because the Equity Securities may be issued at a price that is at a discount to the market price on the issue date, there is a risk that the 10% Placement Facility may raise less funding than it would based on the current market prices. The table below shows the dilution of existing members on the basis of: (i) the market price of Equity Securities and the number of Equity Securities on issue as at the date of this Notice; (ii) two examples where the number of Equity Securities on issue has increased by 50% and 100% respectively; and (iii) two examples where the market price of Equity Securities has decreased by 50% or increased by 100%. Share Capital Dilution (Variable “A” in $0.021 $0.041 $0.082 ASX Listing Rule (50% decrease in (100% increase in 7.1A.2) Issue Price) (Issue Price) Issue Price) 1,258,301,929 Number of Shares 125,830,192 Shares 125,830,192 Shares 125,830,192 Shares Shares (Current) Funds raised $2,579,519 $5,159,038 $10,318,076 1,887,452,893 Number of Shares 188,745,288 Shares 188,745,288 Shares 188,745,288 Shares Shares (50% increase) Funds raised $3,869,278 $7,738,557 $15,477,114 2,516,603,858 Number of Shares 251,660,384 shares 251,660,384 shares 251,660,384 shares Shares (100% increase) Funds raised $5,159,038 $10,318,076 $20,636,151 The table has been prepared on the following assumptions, and the Company does not represent that they will necessarily occur: (i) the Company issues the maximum number of Equity Securities available under the 10% Placement Facility; (ii) no options are exercised into Equity Securities or Equity Securities otherwise issued under an exception in ASX Listing Rule 7.2 or with the approval of members under ASX Listing Rules 7.1 and 7.4 before the date of the issue of the Equity Securities; (iii) the table only demonstrates the effect of the issues of Shares under ASX Listing Rule 7.1A, not under the 15% placement capacity under ASX Listing Rule 7.1; (iv) the table does not show the dilution that any one particular member will be subject to and that all members should consider the dilution caused to their own shareholding depending on their specific circumstances; and (v) the Issue Price is $0.041, being the closing Share price on ASX on 3 October 2014. (c) ASX Listing Rule 7.3A.3: Date of issue Member approval of the 10% Placement Facility under ASX Listing Rule 7.1A is valid from the date of the Meeting until the earlier to occur of: (i) the date that is 12 months after the date of the Meeting; and (ii) the date of the approval by members of a transaction under ASX Listing Rules 11.1.2 (a significant change to the nature or scale of activities) or 11.2 (disposal of main undertaking). The approval under ASX Listing Rule 7.1A will cease to be valid in the event the members approve a transaction under ASX Listing Rules 11.1.2 or 11.2. (d) ASX Listing Rule 7.3A.4: Purpose of issue As at the date of this Notice, the Company has not formed an intention to issue any Shares under ASX Listing Rules 7.1A to any particular person or at any particular time.

Some of the purposes for which the Company may issue Shares under the 10% Placement Facility include (but are not limited to): (i) raising funds to be applied to the Company’s working capital requirements; (ii) acquiring assets, licensing or collaboration agreements which would involve the Company issuing the Shares for non-cash consideration. In such circumstances, the Company will provide a valuation of the non-cash consideration as required by ASX Listing Rule 7.1A.3; and (iii) paying suppliers or consultants of the Company. Details regarding the purposes for which any particular issue under the 10% Placement Facility is made will be more fully detailed in an announcement to the ASX made pursuant to ASX Listing Rules 7.1A.4 and 3.10.5A at the time the issue is made. (e) ASX Listing Rule 7.3A.5: Allocation policy for issue The Company’s allocation policy is dependent on the prevailing market conditions at the time of any proposed issue pursuant to the 10% Placement Facility. The identity of the allottees under the 10% Placement Facility will be determined on a case-by-case basis having regard to the factors including the following: (i) the capital raising and acquisition opportunities available to the Company and any alternative methods for raising funds or acquiring assets that are available to the Company; (ii) the effect of the issue of the Equity Securities on the control of the Company; (iii) the financial situation and likely future capital requirements of the Company; and (ii) advice from corporate, financial and broking advisors (if applicable). The allottees under the 10% Placement Facility have not been determined as at the date of this Notice and may include existing substantial members and/or new members (such as professional and sophisticated investors), but the allottees must not include any Directors, Related Parties or associates of a Related Party of the Company without specific member approval. The Company will comply with the disclosure obligations under ASX Listing Rules 7.1A(4) and 3.10.5A upon issue of any Shares under the 10% Placement Facility. (f) ASX Listing Rule 7.3A.6: Previous approval under ASX Listing Rule 7.1A The Company has not previously obtained approval under ASX Listing Rule 7.1A. (g) ASX Listing Rule 7.3A.7: Voting exclusion statement A voting exclusion statement is included in the Notice accompanying this Explanatory Note. As at the date of this Notice, the Company has not approached any particular member or an identifiable class of existing members to participate in the issue of Shares. On that basis, no existing member’s vote will be excluded under the voting exclusion in the Notice. 9.4 Directors’ Recommendation The Board recommends that members vote in favour of Resolution 9.

GLOSSARY In this Explanatory Note, the following words have the following meanings: Agreement means the Share Purchase Agreement and Convertible Security Agreement between the Company and Bergen dated 2nd October 2014. ASIC means the Australian Securities & Investments Commission; ASX means ASX Limited ACN 008 624 691; ASX Listing Rules means the listing rules of ASX; Bergen means Bergen Global Opportunity Fund, LP. Board means the board of Directors from time to time, as the context requires; Corporations Act means the Corporations Act 2001 (Cth); Company means Prima BioMed Ltd ACN 009 237 889; Convertible Security means the USD2,500,000 convertible security issued to Bergen under the Agreement. Director means a director of the Company; Immutep means Immutep S.A. (registered before the Register of Commerce and Companies of Evry under number 429 518 663); KMP means a member of the key management personnel named in the Remuneration Report; Meeting means this Annual General Meeting; Options means the 19,800,000 unlisted options to purchase Shares granted to Bergen under the Agreement. Related Party has the meaning set out in the ASX Listing Rules; Remuneration Report means the Remuneration Report as published in the Directors’ Report of the Annual Financial Report of the Company for the year ended 30 June 2014. Shares means ordinary shares in the Company. Securities means equity securities as that term is defined in the ASX Listing Rules.

Annexure A Terms and Conditions of Director Performance Rights to be issued to Mr Pete Meyers Number of Performance Rights 7,720,588. Calculated based on three years directors fees of $105,000 per annum divided by $0.0408 (being the 5 day VWAP up to and including 31 July 2014). Vesting Conditions Service Only. — Tranche 1 1,715,686. Immediate. (Being service from date of appointment to 30 September 2014); — Tranche 2 2,573,529. 1 October 2015. (Being service from 1 October 2014 to 30 September 2015); — Tranche 3 2,573,529. 1 October 2016. (Being service from 1 October 2015 to 30 September 2016); — Tranche 4 857,844. 1 October 2017. (Being service from 1 October 2016 to 31 January 2017); Expiry Date The Performance Rights will expire, if not exercised 30 days after Vesting Date. Price of Performance Rights Performance Rights will be granted at no cost. Once the vesting conditions (service only) are met (or waived in exceptional circumstances), the Performance Rights will be exerciseable at nil cost. Lapse/forfeiture Performance Rights issued will lapse on the earliest of: — The Expiry Date; — Any date the Board determines that the vesting conditions are not met and cannot be met; — The Director dealing in respect of the Performance Rights in contravention of the dealing or hedging restrictions; and — The Board determining that Mr Meyers has acted dishonestly, fraudulently or in material breach his material obligations to the Company. Change of control On the occurrence of a Change of Control (as defined under the Corporations Act), the remaining unvested portion of the Performance Rights will immediately vest. Cessation of employment Pro-rata vesting as to service provided relative to the Vesting Conditions. No dealing or hedging Dealing restrictions apply to Performance Rights in accordance with Company’s securities trading policy. The Director is prohibited from hedging or otherwise protecting the value of any unvested Performance Rights held. Rights attaching to shares Shares issued on exercise of Performance Rights will rank equally for dividends and other entitlements and rank equally with existing ordinary Shares on issue at the time of allotment. Company may issue or acquire shares For the avoidance of doubt the Company may, in its absolute discretion, either issue new shares or acquire shares already on issue, or a combination of both, to satisfy the Company’s obligations. Loans No loan will be provided by the Company in relation to the grant or exercise of the Performance Rights. Adjustments Prior to the allocation of Shares upon vesting or exercise of Performance Rights, the Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction. Change of rights in event of reorganization of capital In accordance with Listing Rule 6.16, Mr Meyers’ rights in respect of the Director Performance Rights will be changed to the extent necessary to comply with the listing rules applying to a reorganisation of capital at the time of reorganization. Right to participate in new issues of Company securities In accordance with Listing Rule 6.19, the Director Performance Rights do not provide a right to participate in any new issues of Company securities unless and until any vested Director Performance Rights are exercised.

Annexure B Terms and Conditions of Director Performance Rights to be issued to Mr Marc Voigt, not otherwise set out earlier are as follows: Lapse/forfeiture Performance Rights issued will lapse on the earliest of: — The Expiry Date; — Any date the Board determines that the vesting conditions are not met and cannot be met; — The Director dealing in respect of the Performance Rights in contravention of the dealing or hedging restrictions; and — The Board determining that Mr Voigt has acted dishonestly, fraudulently or in material breach his material obligations to the Company. Change of control On the occurrence of a Change of Control (as defined under the Corporations Act), the Board will determine, in its sole and absolute discretion, the manner in which vested and unvested Performance Rights shall be dealt with, but in any event the Performance Rights will vest ‘pro-rata’ as to services provided relative to the Vesting Conditions. Cessation of employment Pro-rata vesting as to service provided relative to the Vesting Conditions. No dealing or hedging Dealing restrictions apply to Performance Rights in accordance with Company’s securities trading policy. The Director is prohibited from hedging or otherwise protecting the value of any unvested Performance Rights held. Rights attaching to shares Shares issued on exercise of Performance Rights will rank equally for dividends and other entitlements and rank equally with existing ordinary Shares on issue at the time of allotment. Company may issue or acquire shares For the avoidance of doubt the Company may, in its absolute discretion, either issue new shares or acquire shares already on issue, or a combination of both, to satisfy the Company’s obligations. Adjustments Prior to the allocation of Shares upon vesting or exercise of Performance Rights, the Board may make any adjustment it considers appropriate to the terms of securities in order to minimize or eliminate any material advantage or disadvantage resulting from a corporate action such as a capital raising or capital reconstruction. Change of rights in event of reorganization of capital In accordance with Listing Rule 6.16, Mr Voigt’s rights in respect of the Director Performance Rights will be changed to the extent necessary to comply with the listing rules applying to a reorganization of capital at the time of reorganization. Right to participate in new issues of Company securities In accordance with Listing Rule 6.19, the Director Performance Rights do not provide a right to participate in any new issues of Company securities unless and until any vested Director Performance Rights are exercised.

Annexure C Key terms and conditions of the Options to be issued to Bergen are as follows: a) Each Option entitles the holder, on exercise, to one Share. b) The Options will expire on 3 October 2017 (Option Expiry Date). c) The Option exercise price is A$0.05475 per Option (Option Exercise Price). d) The Options are exercisable at any time on or prior to the Option Expiry Date by completing an exercise form and delivering it together with the payment for the number of Shares in respect of which the Options are exercised to the Company. e) The Options are freely assignable and transferable, subject to the provisions of Chapter 6D of the Corporations Act and applicable law. f) All Shares issued upon exercise of the Options will rank pari passu in all respects with the Company’s then issued Shares. g) The Company will not apply for quotation of the Options on ASX, however it will apply for quotation of all Shares issued upon exercise of the Options. h) The Option holders will not be entitled to participate in new issues of securities offered to shareholders during the currency of the Options without exercising the Options. i) If at any time the issued capital of the Company is reconstructed, all rights of an Option holder are to be changed in a manner consistent with the Listing Rules. j) If prior to an exercise of an Option, there is a bonus issue (as referred to in Listing Rule 6.22.3), the number of Shares over which an Option is exercisable shall be increased as specified in Listing Rule 6.22.3. k) If prior to an exercise of an Option, there is a pro rate issue (except a bonus issue), the Option Exercise Price shall be reduced as specified in the Listing Rules in relation to pro-rata issues (except bonus issues). l) Whenever the number of Shares over which an Option is exercisable, or the Option Exercise Price, is adjusted pursuant to the Agreement, the Company must give notice of the adjustment to all the Option holders, within one business day.

Annexure D Key terms and conditions of the Convertible Security to be issued to Bergen are as follows: a) The Convertible Security was issued for consideration, and with a face value, of USD2,500,000 on 3rd October 2014 (First Closing Date). b) The Convertible Security does not bear interest and is unsecured. c) The Maturity Date is 36 months from the date of execution of the Agreement. d) Subject to paragraph (h) below, on each date specified by Bergen in its sole discretion (each a Conversion Date) by providing the Company no less than one (1) business day’s prior notice (Conversion Notice), the Company shall effect a conversion (each, a Conversion) of the Convertible Security or the part thereof specified by Bergen in its Conversion Notice, by issuing Shares (in the number determined pursuant to paragraph (g) below to Bergen or its nominee (such Shares, Conversion Shares). e) The Conversion Notice shall specify the Conversion Price (defined below) applicable to the Conversion; the Australian dollar equivalent of the Conversion amount, which Conversion amount shall be in an amount determined by Bergen and must be an amount of not less than USD200,000, except where the balance of the Convertible Security that is outstanding is less than USD200,000. f) The Conversion Price will be, at the election of Bergen: o 92.5% of the average of five daily VWAPs per Share quoted on ASX (selected by Bergen in its sole discretion) during the 20 trading days immediately prior to the date of the relevant Conversion Notice; or o 140% of the average of the daily VWAPs per Share for the 20 consecutive trading days immediately prior to the date of execution of the Agreement (Price B), provided that Price B may not be utilised for the Conversion of, in aggregate, more than 50% of the face value of the Convertible Security. g) The number of Conversion Shares that the Company shall issue in respect of a Conversion shall be determined by dividing the Australian dollar equivalent of the Conversion amount for that Conversion by the Conversion Price. h) Bergen shall not give a notice requiring a Conversion for a period of ninety days following the date of execution of the Agreement. i) The Shares issued upon a Conversion, will rank equally in all respects with the then existing ordinary shares on issue. j) Any amount outstanding under the Convertible Security as at the Maturity Date will be redeemed (ie, the Company will pay to Bergen the amount outstanding). k) Assuming the Convertible Security was converted entirely at $0.04 (i.e. the share price on the date of issuance of the Convertible Security), then the maximum number of shares that would be issued would be 62,500,000,000. However, this figure is indicative only and the actual number of shares which will be issued under the Convertible Security will be dependent on the prevailing share price and Bergen’s appetite to convert up to the Maturity Date.

PRIMA BIOME LTD Australian Cancer Treatment Company All Correspondence to: By Mail Boardroom Pty Limited GPO Box 3993 Sydney NSW 2001 Australia Level 7, 207 Kent Street, Sydney NSW 2000 Australia By Fax: +61 2 9290 9655 Online: www.boardroomlimited.com.au By Phone: (within Australia) 1300 737 760 (outside Australia) +61 2 9290 9600 YOUR VOTE IS IMPORTANT For your vote to be effective it must be recorded before 11.00am (AEDT) WEDNESDAY, 12 November 2014 TO VOTE ONLINE BY SMARTPHONE STEP 1: VISIT www.votingonline.com.au/primabiomedagm2014 STEP 2: Enter your holding/investment type: STEP 3: Enter your Reference Number: STEP 4: Enter your VAC: PLEASE NOTE: For security reasons it is important you keep the above information confidential. Scan QR Code using smartphone QR Reader App TO VOTE BY COMPLETING THE PROXY FORM STEP 1 APPOINTMENT OF PROXY Indicate who you want to appoint as your Proxy. If you wish to appoint the Chair of the Meeting as your proxy, mark the box. If you wish to appoint someone other than the Chair of the Meeting as your proxy please write the full name of that individual or body corporate. If you leave this section blank, or your named proxy does not attend the meeting, the Chair of the Meeting will be your proxy. A proxy need not be a security holder of the company. Do not write the name of the issuer company or the registered securityholder in the space. Appointment of a Second Proxy You are entitled to appoint up to two proxies to attend the meeting and vote. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by contacting the company’s securities registry or you may copy this form. To appoint a second proxy you must: (a) complete two Proxy Forms. On each Proxy Form state the percentage of your voting rights or the number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded. (b) return both forms together in the same envelope. STEP 2 VOTING DIRECTIONS TO YOUR PROXY To direct your proxy how to vote, mark one of the boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of securities are to be voted on any item by inserting the percentage or number that you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item for all your securities your vote on that item will be invalid. Proxy which is a Body Corporate Where a body corporate is appointed as your proxy, the representative of that body corporate attending the meeting must have provided an “Appointment of Corporate Representative” prior to admission. An Appointment of Corporate Representative form can be obtained from the company’s securities registry. STEP 3 SIGN THE FORM The form must be signed as follows: Individual: This form is to be signed by the securityholder. Joint Holding: where the holding is in more than one name, all the securityholders should sign. Power of Attorney: to sign under a Power of Attorney, you must have already lodged it with the registry. Alternatively, attach a certified photocopy of the Power of Attorney to this form when you return it. Companies: this form must be signed by a Director jointly with either another Director or a Company Secretary. Where the company has a Sole Director who is also the Sole Company Secretary, this form should be signed by that person. Please indicate the office held by signing in the appropriate place. STEP 4 LODGEMENT Proxy forms (and any Power of Attorney under which it is signed) must be received no later than 48 hours before the commencement of the meeting, therefore by 11:00am (AEDT) on Wednesday, 12 November 2014. Any Proxy Form received after that time will not be valid for the scheduled meeting. Proxy forms may be lodged using the enclosed Reply Paid Envelope or: Online www.votingonline.com.au/primabiomedagm2014 By Fax + 61 2 9290 9655 By Mail Boardroom Pty Limited GPO Box 3993, Sydney NSW 2001 Australia In Person Level 7, 207 Kent Street, Sydney NSW 2000 Australia Attending the Meeting If you wish to attend the meeting please bring this form with you to assist registration.

Prima BioMed Ltd
ACN 90 009 237 889

Your Address
This is your address as it appears on the company's share register. If this is incorrect, please mark the box with an "X" and make the correction in the space to the left. Securityholders sponsored by a broker should advise their broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

PROXY FORM

STEP 1 APPOINT A PROXY

I/We being a member/s of **Prima BioMed Ltd** (Company) and entitled to attend and vote hereby appoint:

☐ the **Chair of the Meeting (mark box)**

OR if you are **NOT** appointing the Chair of the Meeting as your proxy, please write the name of the person or body corporate (excluding the registered shareholder) you are appointing as your proxy below or failing the individual or body corporate named, or if no individual or body corporate is named, the Chair of the Meeting as my/our proxy at the **Annual General Meeting of Prima BioMed Ltd to be held at the K&L Gates, Level 31, 1 O'Connell Street, Sydney NSW 2000 Australia, on Friday 14 November 2014 at 11.00am (AEDT)** and at any adjournment of that meeting, to act on my/our behalf and to vote in accordance with the following directions or if no directions have been given, as the proxy sees fit.

If the Chairman of the Meeting is appointed as your proxy, or may be appointed by default, by signing and returning this form, you expressly authorise the Chairman of the Meeting to exercise your proxy in relation to Resolution 1 even though Resolution 1 is connected with the remuneration of the Company's key management personnel. Where permitted, subject to you marking the box below, the Chairman of the Meeting intends to vote undirected proxies in favour of Resolution 1. **If you do not wish to appoint the Chairman of the Meeting to vote on Resolution 1 in this manner, it will be necessary for you to complete the vote directions in Step 2.**

The Chair of the Meeting intends to vote undirected proxies in favour of each of the items of business.

STEP 2 VOTING DIRECTIONS

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your vote will not be counted in calculating the required majority if a poll is called.

		For	Against	Abstain*
Resolution 1	Non-binding resolution to adopt Remuneration Report	☐	☐	☐
Resolution 2 (a)	Re-election of Director – Mr Pete Meyers	☐	☐	☐
Resolution 2 (b)	Re-election of Director – Mr Marc Voigt	☐	☐	☐
Resolution 3	Re-election of Director – Mr Albert Wong	☐	☐	☐
Resolution 4	Grant of Director Performance Rights to Mr Pete Meyers	☐	☐	☐
Resolution 5	Grant of Director Performance Rights to Mr Marc Voigt	☐	☐	☐
Resolution 6	Issue of up to 900,000,000 Securities	☐	☐	☐
Resolution 7	Ratification of Issue of Securities to Bergen Global Opportunity Fund, LP	☐	☐	☐
Resolution 8	Approval of Issue of Shares to Bergen Global Opportunity Fund, LP	☐	☐	☐
Resolution 9	Approval for additional capacity to issue shares under ASX Listing Rule 7.1A	☐	☐	☐

STEP 3 SIGNATURE OF SHAREHOLDERS

This form must be signed to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director / Company Secretary

Contact Name.. Contact Daytime Telephone.. Date / / 2014